March 25, 2019

Leslie Auld
Chief Financial Officer
Aeterna Zentaris Inc.
315 Sigma Drive
Summerville, South Carolina 29486

       Re: Aeterna Zentaris Inc.
           Form 20-F for the Year Ended December 31, 2017
           Filed March 28, 2018
           Form 6-K for the Month of May 2018
           Filed May 7, 2018
           File No. 001-38064

Dear Ms. Auld:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance